EXHIBIT 99.4

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION B

STATISTICAL ANALYSIS

CONTENTS

Territorial Analysis of General Business Operations
Twelve months to 31 December 2003	B 1
Reconciliation of Reserve Strengthening and Closed, Disposed or Transferred operations	B 2
Fourth Quarter	B 3

United Kingdom General Business Operations
Twelve months to 31 December 2003	B 4
Fourth Quarter	B 5

United Kingdom Personal General Business Operations
Twelve months to 31 December 2003	B 6
Fourth Quarter	B 7

Scandinavia General Business Operations
Twelve months to 31 December 2003	B 8
Fourth Quarter	B 9

US General Business Operations
Twelve months to 31 December 2003	B 10
Fourth Quarter	B 11

International General Business Operations
Twelve months to 31 December 2003	B 12
Fourth Quarter	B 13

International – Canada General Business Operations
Twelve months to 31 December 2003	B 14
Fourth Quarter	B 15

Territorial Analysis of General Business Ongoing Operations
Twelve months to 31 December 2003	B 16
Fourth Quarter	B 17

United Kingdom General Business Ongoing Operations
Twelve months to 31 December 2003	B 18
Fourth Quarter	B 19

United Kingdom Personal General Business Ongoing Operations
Twelve months to 31 December 2003	B 20

US General Business Ongoing Operations
Twelve months to 31 December 2003	B 21
Fourth Quarter	B 22

International General Business Ongoing Operations
Twelve months to 31 December 2003	B 23
Fourth Quarter	B 24

Territorial Analysis of Life Business Operations
Life & Pensions	B 25

Statistical Analysis

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER
					Net Premiums Written
					2003	2002	2002	Currency
						Adjusted	Original	Inc/dec
					£m	£m	£m	%
United Kingdom					2,849	3,421	3,421	(17)
Scandinavia					1,167	1,027	952	14
US					1,090	1,705	1,895	(36)
Canada					503	580	527	(13)
International					765	1,109	1,079	(31)
Australia & New Zealand					283	839	756	(66)
Group Reinsurance					(27)	5	5	(663)

					6,630	8,686	8,635	(24)

	Underwriting Result					Operating Ratio

	2003			2002	2002	2003		2002
				Adjusted	Original
	Accident Years					Accident Year
	Current	Prior	Total	Total	Total	Current	Total	Total
	£m	£m	£m	£m	£m	%	%	%
United Kingdom	74	(53)	21	(148)	(148)	97.8	99.4	103.9
Scandinavia	16	(20)	(4)	(93)	(86)	97.5	99.3	109.3
US	(88)	(563)	(651)	(385)	(428)	104.8	140.5	122.8
Canada	(1)	(17)	(18)	(90)	(82)	99.6	102.9	116.4
International	24	12	36	(115)	(108)	96.7	95.2	109.9
Australia & New Zealand	16	(3)	13	32	29	94.6	95.7	95.1
Group Reinsurance	3	(21)	(18)	3	3

	44	(665)	(621)	(796)	(820)	98.9	108.0	109.4

Equalisation provision			(24)	1	1
Reorganisation costs & goodwill (refer to A7 and A8)			(190)	(96)	(96)

			(835)	(891)	(915)

					General		Return
					Business		on
					Result		Capital
					(based on LTIR)		(net nominal)
					2003	2002	2003	2002
					£m	£m	%	%
United Kingdom					309	216	18	11
Scandinavia					96	23	15	4
US					(469)	(201)	(52)	(21)
Canada					35	(25)	10	(12)
International					108	(1)	21	—
Australia & New Zealand					35	98	18	19
Group Reinsurance					(31)	(21)

					83	89	(3)	—

Statistical Analysis	B 1

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RECONCILIATION OF RESERVE STRENGTHENING AND CLOSED, DISPOSED OR TRANSFERRED OPERATIONS

TWELVE MONTHS TO 31 DECEMBER
	Net Premiums Written
	2003					2002	2002

				Closed, disposed or transferred	Ongoing	Adjusted	Original
	Published				Underlying
	NPW			NPW	NPW	Total	Total
	£m			£m	£m	£m	£m
UK personal	1,183			321	862	1,647	1,647
UK commercial	1,666			17	1,649	1,774	1,774
Scandinavia	1,167			—	1,167	1,027	952
US	1,090			729	361	1,705	1,895
Canada	503			—	503	580	527
International	765			31	734	1,109	1,079
Australia & New Zealand	283			283	—	839	756
Group Reinsurance	(27)			—	(27)	5	5

	6,630			1,381	5,249	8,686	8,635

	Underwriting Result
	2003					2002	2002

			Pre	Closed, disposed or transferred	Ongoing	Adjusted	Original
	Published	Reserve	Strengthening		Underlying
	Result	Strengthening	Result	Result	Result	Total	Total
	£m		£m	£m	£m	£m	£m
UK personal	(56)	16	(72)	(37)	(35)	(149)	(149)
UK commercial	77	(50)	127	(45)	172	1	1
Scandinavia	(4)	(13)	9	—	9	(93)	(86)
US	(651)	(495)	(156)	(177)	21	(385)	(428)
Canada	(18)	(4)	(14)	—	(14)	(90)	(82)
International	36	(1)	37	1	36	(115)	(108)
Australia & New Zealand	13	—	13	13	—	32	29
Group Reinsurance	(18)	(16)	(2)	—	(2)	3	3

	(621)	(563)	(58)	(245)	187	(796)	(820)
Equalisation provision	(24)	—	(24)	—	(24)	1	1
Reorganisation costs & goodwill (refer to A7 and A8)	(190)	—	(190)	—	(190)	(96)	(96)

	(835)	(563)	(272)	(245)	(27)	(891)	(915)

	Operating Ratio
	2003						2002

			Pre	Closed, disposed or transferred	Ongoing		Original
	Published	Reserve	Strengthening		Underlying
	Result	Strengthening	Result	Result	Result		Total
	%	%	%	%	%		%
UK personal	103.7	(1.2)	104.9	108.1	103.1		110.4
UK commercial	95.8	2.9	92.9	351.1	90.4		98.2
Scandinavia	99.3	1.1	98.2	—	98.2		109.3
US	140.5	31.5	109.0	113.4	94.2		122.8
Canada	102.9	0.7	102.2	—	102.2		116.4
International	95.2	—	95.2	109.8	94.7		109.9
Australia & New Zealand Group Reinsurance	95.7	—	95.7	95.7	—		95.1

	108.0	7.7	100.3	111.8	96.1		109.4

The difference between the 96.1% quoted above for the ongoing underlying result and the 96.8% quoted on page B16 is the share of the £563m reserve strengthening relating to the ongoing operations.

Statistical Analysis	B 2

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

		Net Premiums Written
		2003	2002	Currency
				Inc/dec
		£m	£m	%
United Kingdom		658	834	(21)
Scandinavia		252	235	11
US		(25)	456	(87)
Canada		115	124	(12)
International		187	268	(22)
Australia & New Zealand		—	228	(100)
Group Reinsurance		(31)	3	(1,334)

		1,156	2,148	(46)

	Underwriting Result		Operating Ratio
	2003	2002	2003	2002
	£m	£m	%	%
United Kingdom	(19)	(84)	104.6	110.1
Scandinavia	(1)	(42)	102.1	119.7
US	(76)	(298)	131.8	161.7
Canada	(10)	(50)	110.6	137.7
International	6	(64)	96.1	125.1
Australia & New Zealand	—	11	—	94.0
Group Reinsurance	9	4

	(91)	(523)	108.2	124.3

Equalisation provision	1	19
Reorganisation costs & goodwill (refer to A7 and A8)	(40)	(63)

	(130)	(567)

			General Business Result
			(based on LTIR)
			2003	2002
			£m	£m
United Kingdom			47	4
Scandinavia			29	(11)
US			(29)	(240)
Canada			2	(35)
International			23	(41)
Australia & New Zealand			—	31
Group Reinsurance			5	(2)

			77	(294)

Statistical Analysis	B 3

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%
Personal
Household	894	882	1	(32)	(67)	103.1	109.7
Motor	367	467	(21)	(27)	(109)	107.2	122.9
Other *	(78)	298	(126)	3	27	92.1	91.3

	1,183	1,647	(28)	(56)	(149)	103.7	110.4

Commercial
Property	738	812	(9)	142	70	82.2	87.9
Casualty	324	307	6	(42)	(81)	113.9	128.0
Motor	451	482	(7)	42	23	90.8	94.6
Other	153	173	(11)	(65)	(11)	136.7	100.7

	1,666	1,774	(6)	77	1	95.8	98.2

Total	2,849	3,421	(17)	21	(148)	99.4	103.9

				General Business Result		Return on Capital
				(based on LTIR)		(net nominal)
				2003	2002	2003	2002
				£m	£m	%	%
Personal				39	(21)	5	(2)
Commercial				270	237	27	22

				309	216	18	11

		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Operating Ratio
Claims ratio		65.9	74.8	69.7	74.0	68.0	74.4
Expense ratio		37.8	35.6	26.1	24.2	31.4	29.5

		103.7	110.4	95.8	98.2	99.4	103.9

* Premium impacted by a one off reinsurance premium to cover the existing liabilities of the Healthcare & Assistance operation from the completion of its disposal.

Statistical Analysis	B 4

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%
Personal
Household	227	231	(2)	(31)	(5)	112.4	104.5
Motor	69	87	(19)	(5)	(80)	110.9	170.3
Other	9	63	(86)	(2)	15	79.4	83.7

	305	381	(20)	(38)	(70)	112.1	120.3

Commercial
Property	156	192	(19)	33	29	86.3	83.0
Casualty	69	80	(14)	(16)	(62)	120.7	175.0
Motor	105	109	(5)	16	9	87.6	91.9
Other	23	72	(68)	(14)	10	156.8	89.6

	353	453	(22)	19	(14)	98.3	101.6

Total	658	834	(21)	(19)	(84)	104.6	110.1

						General Business Result
						(based on LTIR)
						2003	2002
						£m	£m
Personal						(16)	(38)
Commercial						63	42

						47	4

		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Operating Ratio
Claims ratio		69.9	80.8	67.5	76.4	68.5	78.4
Expense ratio		42.2	39.5	30.8	25.2	36.1	31.7

		112.1	120.3	98.3	101.6	104.6	110.1

Statistical Analysis	B 5

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

		Net Written Premium			Underwriting Result		Operating Ratio
		2003	2002	Inc/Dec	2003	2002	2003	2002
		£m	£m	%	£m	£m	%	%
Personal Intermediated
Household		762	776	(2)	(24)	(50)	103.2	108.4
Motor		163	293	(44)	(19)	(118)	111.5	136.5
Other		8	37	(80)	—	2	83.5	96.5

		933	1,106	(16)	(43)	(166)	105.5	116.6
MORE TH>N
Household		132	106	25	(8)	(17)	103.0	119.0
Motor		204	174	17	(8)	9	102.4	96.3
Other		16	16	2	(2)	(1)	115.3	109.8

		352	296	19	(18)	(9)	103.2	105.2
Health
Other *		(102)	245	(141)	5	26	89.9	89.3

		(102)	245	(141)	5	26	89.9	89.3
Personal Total
Household		894	882	1	(32)	(67)	103.1	109.7
Motor		367	467	(21)	(27)	(109)	107.2	122.9
Other *		(78)	298	(126)	3	27	92.1	91.3

		1,183	1,647	(28)	(56)	(149)	103.7	110.4

	UK PI		MORE TH>N		Health		Total
	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%
Operating Ratio
Claims ratio	62.6	80.0	75.5	67.0	68.2	61.7	65.9	74.8
Expense ratio	42.9	36.6	27.7	38.2	21.7	27.6	37.8	35.6

	105.5	116.6	103.2	105.2	89.9	89.3	103.7	110.4

* Premium impacted by a one off reinsurance premium to cover the existing liabilities of the Healthcare & Assistance operation from the completion of its disposal.

Statistical Analysis	B 6

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

		Net Premiums Written			Underwriting Result		Operating Ratio
		2003	2002	Inc/Dec	2003	2002	2003	2002
		£m	£m	%	£m	£m	%	%
Personal Intermediated
Household		194	203	(5)	(26)	(1)	112.4	102.7
Motor		25	50	(49)	(5)	(95)	122.1	222.2
Other		4	11	(63)	1	3	34.4	72.5

		223	264	(16)	(30)	(93)	113.7	136.3
MORE TH>N
Household		33	28	19	(5)	(4)	112.7	117.2
Motor		44	37	19	—	15	102.7	72.5
Other		5	5	3	(1)	(1)	99.4	95.1

		82	70	18	(6)	10	106.2	89.9
Health
Other		—	47	—	(2)	13	—	85.5

		—	47	—	(2)	13	—	85.5
Personal Total
Household		227	231	(2)	(31)	(5)	112.4	104.5
Motor		69	87	(19)	(5)	(80)	110.9	170.3
Other		9	63	(86)	(2)	15	79.4	83.7

		305	381	(20)	(38)	(70)	112.1	120.3

	UK PI		MORE TH>N		Health		Total
	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%
Operating Ratio
Claims ratio	66.4	96.4	79.6	51.1	—	46.6	69.9	80.8
Expense ratio	47.3	39.9	26.6	38.8	—	38.9	42.2	39.5

	113.7	136.3	106.2	89.9	—	85.5	112.1	120.3

Statistical Analysis	B 7

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Denmark	188	181	168	4	(3)	(12)	(11)	99.6	107.4
Sweden	376	330	306	14	(31)	(27)	(25)	108.0	108.4
Other	54	56	51	(4)	2	(1)	(1)	95.4	100.6

	618	567	525	9	(32)	(40)	(37)	104.2	107.3

Commercial
Denmark	243	230	213	6	9	(29)	(27)	95.5	112.6
Sweden	273	196	182	39	18	(24)	(22)	92.4	112.7
Other	33	34	32	(2)	1	—	—	97.6	98.1

	549	460	427	19	28	(53)	(49)	94.1	111.8

Total
Denmark	431	411	381	5	6	(41)	(38)	97.2	110.3
Sweden	649	526	488	23	(13)	(51)	(47)	101.3	110.0
Other	87	90	83	(3)	3	(1)	(1)	96.2	99.6

	1,167	1,027	952	14	(4)	(93)	(86)	99.3	109.3

						General Business Result		Return on Capital
						(based on LTIR)		(net nominal)
						2003	2002	2003	2002
						£m	£m	%	%
Personal						23	21	7	7
Commercial						73	2	25	1

						96	23	15	4

				Personal		Commercial		Total
				2003	2002	2003	2002	2003	2002
				%	%	%	%	%	%
Operating Ratio
Claims ratio				84.6	86.4	73.8	92.4	79.4	89.1
Expense ratio				19.6	20.9	20.3	19.4	19.9	20.2

				104.2	107.3	94.1	111.8	99.3	109.3

Statistical Analysis	B 8

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Currency	2003	2002	2003	2002
			Inc/dec
	£m	£m	%	£m	£m	%	%
Personal
Denmark	44	45	—	(2)	(3)	97.8	112.0
Sweden	99	89	14	(16)	(17)	117.1	120.9
Other	12	13	(15)	2	(1)	91.6	106.1

	155	147	7	(16)	(21)	108.4	116.1

Commercial
Denmark	43	51	(13)	1	(18)	107.6	132.8
Sweden	46	27	95	14	(4)	86.2	119.3
Other	8	10	(8)	—	1	100.4	95.5

	97	88	18	15	(21)	97.0	124.7

Total
Denmark	87	96	(7)	(1)	(21)	102.7	123.9
Sweden	145	116	31	(2)	(21)	102.9	119.1
Other	20	23	(12)	2	—	95.1	102.0

	252	235	11	(1)	(42)	102.1	119.7

						General
						Business
						Result
						(based on LTIR)
						2003	2002
						£m	£m
Personal						1	(4)
Commercial						28	(7)

						29	(11)

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		88.7	94.1	64.8	99.2	77.6	96.4
Expense ratio		19.7	22.0	32.2	25.5	24.5	23.3

		108.4	116.1	97.0	124.7	102.1	119.7

Statistical Analysis	B 9

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US GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003		2002	Inc/dec	2003		2002	2003	2002
	$m		$m	%	$m		$m	%	%
Personal
Household	195		168	16	(2)		14	100.8	90.5
Automobile	628		589	6	40		(49)	94.0	108.5

	823		757	9	38		(35)	95.7	104.7

Commercial
Property	125		521	(76)	49		21	83.9	95.0
Package	281		358	(21)	(106)		(119)	130.1	141.0
Automobile	176		221	(20)	(3)		(14)	104.5	105.4
Workers’ comp	345		742	(54)	(572)		(198)	188.8	127.7
General liability	201		452	(56)	(571)		(343)	254.7	169.5

	1,128		2,294	(51)	(1,203)		(653)	160.1	129.0

Total	1,951		3,051	(36)	(1,165)		(688)	140.5	122.8

	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	460	423	470	9	21	(20)	(22)	95.7	104.7
Commercial	630	1,282	1,425	(51)	(672)	(365)	(406)	160.1	129.0

	1,090	1,705	1,895	(36)	(651)	(385)	(428)	140.5	122.8

						General		Return
						Business		on
						Result		Capital
						(based on LTIR)		(net nominal)
						2003	2002	2003	2002
						$m	$m	%	%
Personal						91	19	25	7
Commercial						(931)	(341)	(75)	(27)

						(840)	(322)	(52)	(21)

Operating Ratio				Personal		Commercial		Total
				2003	2002	2003	2002	2003	2002
				%	%	%	%	%	%
Claims ratio				68.3	77.0	130.3	97.0	111.6	91.9
Expense ratio				27.4	27.7	29.8	32.0	28.9	30.9

				95.7	104.7	160.1	129.0	140.5	122.8

Statistical Analysis	B 10

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US GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	$m	$m	%	$m	$m	%	%
Personal
Household	45	42	9	8	(1)	86.3	99.8
Automobile	145	129	11	8	(47)	95.5	133.9

	190	171	11	16	(48)	93.4	126.1

Commercial
Property	(18)	189	(109)	26	11	(193.5)	86.6
Package	11	99	(88)	(84)	(30)	284.5	132.4
Automobile	10	58	(83)	(2)	(11)	150.0	113.2
Workers’ comp	(85)	187	(146)	(181)	(140)	223.9	169.5
General liability	(8)	88	(109)	15	(266)	(855.4)	306.3

	(90)	621	(114)	(226)	(436)	298.9	172.7

Total	100	792	(87)	(210)	(484)	131.8	161.7

	£m	£m	%	£m	£m	%	%
Personal	79	97	11	8	(30)	93.4	126.1
Commercial	(104)	359	(114)	(84)	(268)	298.9	172.7

	(25)	456	(87)	(76)	(298)	131.8	161.7

						General
						Business
						Result
						(based on LTIR)
						2003	2002
						$m	$m
Personal						32	(34)
Commercial						(141)	(350)

						(109)	(384)

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		65.9	93.0	143.1	144.0	112.6	132.0
Expense ratio		27.5	33.1	155.8	28.7	19.2	29.7

		93.4	126.1	298.9	172.7	131.8	161.7

Statistical Analysis	B 11

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
Personal	£m	£m	£m	%	£m	£m	£m	%	%
Other Europe & Middle East	238	420	391	(43)	16	(51)	(47)	93.4	112.7
LAC	82	81	86	1	1	—	1	97.7	100.7
Asia	50	51	53	(4)	9	(5)	(5)	83.8	110.1

	370	552	530	(33)	26	(56)	(51)	92.9	109.9

Commercial
Other Europe & Middle East	213	349	328	(39)	6	(47)	(43)	97.4	113.4
LAC	125	138	146	(9)	11	7	7	89.7	93.2
Asia	57	70	75	(19)	(7)	(19)	(21)	113.6	125.8

	395	557	549	(29)	10	(59)	(57)	97.4	109.7

Total
Other Europe & Middle East	451	769	719	(41)	22	(98)	(90)	95.3	113.0
LAC	207	219	232	(5)	12	7	8	92.9	96.0
Asia	107	121	128	(13)	2	(24)	(26)	99.5	117.4

	765	1,109	1,079	(31)	36	(115)	(108)	95.2	109.9

						General		Return
						Business		on
						Result		Capital
						(based on LTIR)		(net nominal)
						2003	2002	2003	2002
Personal						£m	£m	%	%
Other Europe & Middle East						42	(6)	33	(4)
LAC						6	7	8	9
Asia						12	(1)	33	—

						60	—	25	(1)

Commercial
Other Europe & Middle East						28	(7)	23	(4)
LAC						18	17	17	14
Asia						2	(11)	3	(26)

						48	(1)	17	—

Total
Other Europe & Middle East						70	(13)	28	(4)
LAC						24	24	13	12
Asia						14	(12)	16	(16)

						108	(1)	21	—

Operating Ratio				Personal		Commercial		Total
				2003	2002	2003	2002	2003	2002
				%	%	%	%	%	%
Claims ratio				60.7	76.4	60.9	74.8	60.8	75.6
Expense ratio				32.2	33.5	36.5	34.9	34.4	34.3

				92.9	109.9	97.4	109.7	95.2	109.9

Statistical Analysis	B 12

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
Personal	£m	£m	%	£m	£m	%	%
Other Europe & Middle East	67	84	(15)	7	(28)	87.8	135.1
LAC	15	21	(8)	—	2	105.1	97.7
Asia	13	14	3	2	(2)	81.0	112.1

	95	119	(12)	9	(28)	89.8	125.8

Commercial
Other Europe & Middle East	60	88	(27)	(1)	(28)	101.6	133.6
LAC	26	44	(25)	1	4	88.8	83.0
Asia	6	17	(49)	(3)	(12)	164.8	165.0

	92	149	(29)	(3)	(36)	102.3	124.5

Total
Other Europe & Middle East	127	172	(21)	6	(56)	94.3	134.4
LAC	41	65	(19)	1	6	95.1	88.9
Asia	19	31	(26)	(1)	(14)	115.6	139.0

	187	268	(22)	6	(64)	96.1	125.1

						General
						Business
						Result
						(based on LTIR)
						2003	2002
Personal						£m	£m
Other Europe & Middle East						14	(18)
LAC						1	2
Asia						4	(1)

						19	(17)

Commercial
Other Europe & Middle East						4	(21)
LAC						2	6
Asia						(2)	(9)

						4	(24)

Total
Other Europe & Middle East						18	(39)
LAC						3	8
Asia						2	(10)

						23	(41)

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		58.7	94.0	62.2	87.7	60.5	90.6
Expense ratio		31.1	31.8	40.1	36.8	35.6	34.5

		89.8	125.8	102.3	124.5	96.1	125.1

Statistical Analysis	B 13

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INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003		2002	Inc/dec	2003		2002	2003	2002
	C$m		C$m	%	C$m		C$m	%	%
Personal
Household	254		269	(6)	3		1	95.3	100.0
Motor	611		615	(1)	(26)		(119)	103.3	120.8

	865		884	(2)	(23)		(118)	100.9	114.6

Commercial
Property	70		110	(37)	9		7	98.1	95.9
Motor	115		197	(42)	(20)		(37)	118.4	118.4
General liability	57		91	(38)	(16)		(67)	127.8	173.3
Other	56		56	1	8		7	88.7	85.8

	298		454	(34)	(19)		(90)	110.4	120.2

Total	1,163		1,338	(13)	(42)		(208)	102.9	116.4

	£m	£m Adjusted	£m Original	%	£m	£m Adjusted	£m Original	%	%
Personal	374	383	348	(2)	(10)	(51)	(47)	100.9	114.6
Commercial	129	197	179	(34)	(8)	(39)	(35)	110.4	120.2

	503	580	527	(13)	(18)	(90)	(82)	102.9	116.4

						General		Return
						Business		on
						Result		Capital
						(based on LTIR)		(net nominal)
						2003	2002	2003	2002
						C$m	C$m	%	%
Personal						44	(48)	8	(14)
Commercial						36	(18)	16	(9)

						80	(66)	10	(12)

Operating Ratio				Personal		Commercial		Total
				2003	2002	2003	2002	2003	2002
				%	%	%	%	%	%
Claims ratio				78.5	87.9	68.5	83.7	75.5	86.4
Expense ratio				22.4	26.7	41.9	36.5	27.4	30.0

				100.9	114.6	110.4	120.2	102.9	116.4

Statistical Analysis	B 14

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INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	C$m	C$m	%	C$m	C$m	%	%
Personal
Household	70	73	(4)	2	3	88.0	94.0
Motor	150	153	(2)	(18)	(68)	116.4	143.9

	220	226	(3)	(16)	(65)	109.1	129.3

Commercial
Property	17	27	(38)	6	8	90.0	77.8
Motor	29	44	(35)	(10)	(17)	131.2	130.1
General liability	14	21	(36)	(9)	(55)	167.7	324.5
Other	14	16	(11)	5	1	83.4	86.8

	74	108	(32)	(8)	(63)	117.7	152.8

Total	294	334	(12)	(24)	(128)	110.6	137.7

	£m	£m	%	£m	£m	%	%
Personal	86	84	(3)	(7)	(26)	109.1	129.3
Commercial	29	40	(32)	(3)	(24)	117.7	152.8

	115	124	(12)	(10)	(50)	110.6	137.7

						General Business Result
						(based on LTIR)
						2003	2002
						C$m	C$m
Personal						1	(46)
Commercial						6	(45)

						7	(91)

		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Operating Ratio
Claims ratio		87.0	102.6	74.8	118.9	83.3	108.6
Expense ratio		22.1	26.7	42.9	33.9	27.3	29.1

		109.1	129.3	117.7	152.8	110.6	137.7

Statistical Analysis	B 15

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS ONGOING OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2003	2003	2003
	£m	£m	%
United Kingdom	2,511	136	94.8
Scandinavia	1,167	(4)	99.3
US	361	21	94.2
Canada	503	(18)	102.9
International	734	35	94.8
Australia & New Zealand	—	—	—
Group Reinsurance	(27)	(18)

	5,249	152	96.8

Closed, disposed or transferred business	1,381	(245)	111.8
Reserve strengthening on closed, disposed or transferred business	—	(528)	—

	6,630	(621)	108.0

		General Business Result (based on LTIR)	Return on Capital (net nominal)
		2003	2003
		£m	%
United Kingdom		376	26
Scandinavia		96	15
US		43	19
Canada		35	10
International		103	20
Australia/NZ		—	—
Group Reinsurance		(31)

		622	19

Closed, disposed or transferred business		(539)
Reserve strengthening on closed, disposed or transferred business		—

		83

Please refer to page A9 for a list of businesses excluded from this analysis.

Statistical Analysis	B 16

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS ONGOING OPERATIONS

FOURTH QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2003	2003	2003
	£m	£m	%
United Kingdom	537	8	100.6
Scandinavia	252	(1)	102.1
US	53	7	90.8
Canada	115	(10)	110.6
International	185	5	96.3
Australia & New Zealand	—	—	—
Group Reinsurance	(31)	9

	1,111	18	100.3

Closed, disposed or transferred business	45	(49)	147.6
Reserve strengthening on closed, disposed or transferred business	—	(60)	—

	1,156	(91)	108.2

Please refer to page A9 for a list of businesses excluded from this analysis.

The third quarter year to date numbers used to calculate the fourth quarter results have been restated from those disclosed at the nine months to reflect the business sold in the fourth quarter.

Statistical Analysis	B 17

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UNITED KINGDOM GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2003	2003	2003
	£m	£m	%
Personal
Household	483	(5)	99.9
Motor	356	(14)	104.0
Other	23	(2)	97.8

	862	(21)	101.5

Commercial
Property	738	142	82.2
Casualty	324	(42)	113.9
Motor	450	41	90.8
Other	137	16	95.7

	1,649	157	91.2

Total	2,511	136	94.8

Closed, disposed or transferred business	338	(82)	115.7
Reserve strengthening on closed, disposed or transferred business	—	(33)	—

	2,849	21	99.4

		General Business	Return on Capital
		Result	(net nominal)
		(based on LTIR)
		2003	2003
		£m	%

Personal		47	10
Commercial		329	34

		376	26

Operating Ratio	Personal	Commercial	Total
	2003	2003	2003
	%	%	%

Claims ratio	68.9	65.4	66.6
Expense ratio	32.6	25.8	28.2

	101.5	91.2	94.8

Please refer to page A9 for a list of businesses excluded from this analysis.

Statistical Analysis	B 18

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UNITED KINGDOM PERSONAL BUSINESS ONGOING OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2003	2003	2003
	£m	£m	%
Personal
Household	121	(11)	106.5
Motor	65	(6)	114.5
Other	8	1	63.8

	194	(16)	107.9

Commercial
Property	157	32	86.5
Casualty	69	(16)	120.7
Motor	104	14	87.6
Other	13	(6)	169.2

	343	24	97.0

Total	537	8	100.6

Closed, disposed or transferred business	121	(4)	104.3
Reserve strengthening on closed, disposed or transferred business	—	(23)	—

	658	(19)	104.6

Operating Ratio	Personal	Commercial	Total
	2003	2003	2003
	%	%	%

Claims ratio	74.3	66.1	68.8
Expense ratio	33.6	30.9	31.8

	107.9	97.0	100.6

Statistical Analysis	B 19

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UNITED KINGDOM GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2003	2003	2003
	£m	£m	%
Personal Intermediated
Household	351	3	98.8
Motor	152	(6)	105.8
Other	7	—	83.6

	510	(3)	101.1

MORE TH>N
Household	132	(8)	103.0
Motor	204	(8)	102.4
Other	16	(2)	115.3

Total	352	(18)	103.2

Household	483	(5)	99.9
Motor	356	(14)	104.0
Other	23	(2)	97.8

	862	(21)	101.5

Closed, disposed or transferred business	321	(37)	108.1
Reserve strengthening on closed, disposed or transferred business	—	2	—

	1,183	(56)	103.7

Operating Ratio	UK PI	MORE TH>N	Total
	2003	2003	2003
	%	%	%

Claims ratio	65.0	75.5	68.9
Expense ratio	36.1	27.7	32.6

	101.1	103.2	101.5

Please refer to page A9 for a list of businesses excluded from this analysis.

Statistical Analysis	B 20

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US GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER
	Net Premiums Written	Underwriting Result	Operating Ratio
	2003	2003	2003
	$m	$m	%
Personal
Automobile	387	23	94.1

	387	23	94.1

Commercial
Property	19	(3)	117.8
Package	129	13	88.8
Automobile	64	—	100.1
Workers’ comp	1	—	126.9
General liability	46	5	88.2

	259	15	94.2

Total	646	38	94.2

Closed, disposed or transferred business	1,305	(317)	113.4
Reserve strengthening on closed, disposed or transferred business	—	(886)	—

	1,951	(1,165)	140.5

	£m	£m	%
Personal	216	13	94.1
Commercial	145	8	94.2

	361	21	94.2

Closed, disposed or transferred business	729	(177)	113.4
Reserve strengthening on closed, disposed or transferred business	—	(495)	—

	1,090	(651)	140.5

		General Business	Return on Capital
		Result	(net nominal)
		(based on LTIR)
		2003	2003
		$m	%
Personal		43	19
Commercial		34	19

		77	19

Operating Ratio	Personal	Commercial	Total
	2003	2003	2003
	%	%	%
Claims ratio	69.7	60.8	66.2
Expense ratio	24.4	33.4	28.0

	94.1	94.2	94.2

Please refer to page A9 for a list of businesses excluded from this analysis.

Statistical Analysis	B 21

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US GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

FOURTH QUARTER
	Net Premiums Written 2003	Underwriting Result 2003	Operating Ratio 2003
	$m	$m	%
Personal
Household	—	—	—
Automobile	90	7	93.2

	90	7	93.2

Commercial
Property	4	—	110.5
Package	23	2	95.8
Automobile	8	—	110.4
Workers’ comp	—	—	280.2
General liability	9	7	27.9

	44	9	87.7

Total	134	16	90.8

Closed, disposed or transferred business	(34)	(101)	101.2
Reserve strengthening on closed, disposed or transferred business	—	(125)	—

	100	(210)	131.8

	£m	£m	%
Personal	37	3	93.2
Commercial	16	4	87.7

	53	7	90.8

Closed, disposed or transferred business	(78)	(46)	101.2
Reserve strengthening on closed, disposed or transferred business	—	(37)	—

	(25)	(76)	131.8

Operating Ratio	Personal	Commercial	Total
	2003	2003	2003
	%	%	%
Claims ratio	69.4	60.5	65.9
Expense ratio	23.8	27.2	24.9

	93.2	87.7	90.8

Please refer to page A9 for a list of businesses excluded from this analysis.

The third quarter year to date numbers used to calculate the fourth quarter results have been restated from those disclosed at the nine months to reflect the business sold in the fourth quarter.

Statistical Analysis	B 22

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INTERNATIONAL GENERAL BUSINESS CONTINUING OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER
	Net Premiums Written 2003	Underwriting Result 2003	Operating Ratio 2003
Personal	£m	£m	%
Other Europe & Middle East	239	16	93.4
LAC	72	2	96.4
Asia	50	9	83.8

	361	27	92.6

Commercial
Other Europe & Middle East	204	4	98.1
LAC	112	11	86.5
Asia	57	(7)	113.5

	373	8	97.1

Total
Other Europe & Middle East	443	20	95.5
LAC	184	13	90.5
Asia	107	2	99.5

	734	35	94.8

Closed, disposed or transferred business	31	1	109.8
Reserve strengthening on closed, disposed or transferred business	—	—	—

	765	36	95.2

		General Business
		Result	Return on Capital
		(based on LTIR)	(net nominal)
		2003	2003
		£m	%
Personal
Other EMEA & Middle East		42	33
LAC		6	9
Asia		12	33

		60	26

Commercial
Other EMEA & Middle East		24	20
LAC		17	17
Asia		2	3

		43	16

Total
Other EMEA & Middle East		66	26
LAC		23	14
Asia		14	16

		103	20

Operating Ratio	Personal	Commercial	Total
	2003	2003	2003
	%	%	%
Claims ratio	61.0	62.5	61.7
Expense ratio	31.6	34.6	33.1

	92.6	97.1	94.8

Please refer to page A9 for a list of businesses excluded from this analysis.

Statistical Analysis	B 23

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INTERNATIONAL GENERAL BUSINESS CONTINUING OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written 2003	Underwriting Result 2003	Operating Ratio 2003
	£m	£m	%
Personal
Other Europe & Middle East	69	7	88.7
LAC	14	1	98.6
Asia	13	1	81.0

	96	9	89.5

Commercial
Other Europe & Middle East	57	(4)	106.5
LAC	26	2	83.5
Asia	6	(2)	163.1

	89	(4)	103.5

Total
Other Europe & Middle East	126	3	96.8
LAC	40	3	89.3
Asia	19	(1)	114.8

	185	5	96.3

Closed, disposed or transferred business	2	1	113.5
Reserve strengthening on closed, disposed or transferred business	—	—	—

	187	6	96.1

	Personal	Commercial	Total
	2003	2003	2003
	%	%	%
Operating Ratio
Claims ratio	58.7	64.5	61.5
Expense ratio	30.8	39.0	34.8

	89.5	103.5	96.3

Please refer to page A9 for a list of businesses excluded from this analysis.

Statistical Analysis	B 24

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TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS

	Twelve Months to 31 December				Fourth Quarter
	2003	2002	2002	Currency	2003	2002
		Adjusted	Original	Inc/dec
	£m	£m	£m	%	£m	£m
Net Premiums Written
United Kingdom	908	955	955	(5)	183	10
Scandinavia	346	306	284	13	134	123
Other	219	676	643	(68)	32	114

	1,473	1,937	1,882	(24)	349	247

	Twelve Months to 31 December				Fourth Quarter
	2003	2002	2002	Currency	2003	2002
		Adjusted	Original	Inc/dec		Adjusted
	£m	£m	£m	%	£m	£m
Life Business Result
United Kingdom	111	110	110	1	44	31
Scandinavia	38	76	71	(50)	14	49
Other	19	51	46	(64)	3	13

	168	237	227	(29)	61	93
Other items	378	(19)	(18)	2,089	383	(9)

	546	218	209	150	444	84

SHAREHOLDERS’ INTEREST IN LONG TERM BUSINESS
						Restated *
					12 Months	12 Months
					2003	2002
					(unaudited)	(unaudited)
					£m	£m
Balance brought forward					1,062	1,271

Exchange					63	(2)
Movements for the year					396	171
Dividends and transfers					(141)	(109)
Capital injections					59	(49)
Acquisitions					—	(136)
Disposals					(405)	(84)

Balance carried forward					1,034	1,062

* See note 1 on page 14

Statistical Analysis	B 25